May 30, 2017

Mr. Terence O’Brien Accounting Branch Chief

U. S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D. C. 20549

RE:	The L.S. Starrett Company Form 10-K for the Year Ended June 30, 2016
Filed August 24, 2016 Form 10-Q for the Period Ended December 31, 2016 Filed February 3, 2017 Form 8-K Filed August 24, 2016 Definitive Proxy Statement on Schedule 14A Filed August 24, 2016 File No. 1-367

Dear Mr. O’Brien:

The L.S. Starrett Company (the “Company”) reviewed your comment letter dated May 23, 2017 and have provided responses to each of your specific comments.

Form 10-K for the Year Ended June 30, 2016

Management’s Discussion and Analysis, page 11

1. We note your response to comment 1 of our letter dated April 25, 2017. You note that “normal” refers to the pension expense after adjusting the impact of the dramatic reduction of the discount rate in fiscal year 2016. As your disclosures note, the discount rate is adjusted annually based on corporate investment grade (rated AA or better) bond yields. In this regard, it is not clear how you are able to determine what “normal” pension expense would be. If you continue to use this terminology, please clarify in your disclosures what is meant by “normal” pension expense.

Response

The Company acknowledges the Staff’s comment and advises the Staff that, in future filings it will define or otherwise clarify in our disclosures terminology such as “normal” pension expense.

Note 9. Impairment of Assets, page 32

2. We note your response to comment 2 of our letter dated April 25, 2017. Please help us better understand why there are no additional significant charges related to the vacated building in Mt. Airy, North Carolina. Please tell us what consideration was given as to whether the machinery and equipment included in the vacated building could be impaired pursuant to ASC 360-10-35. Please also tell us why there were no charges related to the employees that previously worked in this vacated building pursuant to ASC 420.

Response

ASC 420-10-25 states that a liability for a cost associated with an exit or disposal activity shall be recognized in the period in which the liability is incurred and that in the unusual circumstance in which fair value cannot be reasonably estimated, the liability shall be recognized initially in the period in which fair value can be reasonably estimated.

As of the filing date, a decision had been made to move manufacturing operations out of the building in Mt. Airy, North Carolina for consolidation with manufacturing of similar products in our Brazilian facility. This led to the recognition of impairment of the building asset. However the vacated building is part of a larger complex of buildings including other, continuing manufacturing operations so while it was assumed that this move would result in cost savings in the form of headcount reduction, no specific decisions had been made in regard to which or how many positions might be eliminated and which employees might simply be reassigned to other work within the complex. Therefore, no liability in relation to termination of employees had been incurred, nor could the fair value of such decisions be estimated.

The machinery involved was not impaired because it was intended to be, and presently has been, transferred for continued use the Brazilian facility. ASC 360-10-35-21 states that a long-lived asset shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable and it gives six examples. However the machinery continues to be employed manufacturing the same products in the same volumes for the same markets. None of the examples given in ASC 360-10-35 apply to the situation and there has been no event or change in circumstances to indicate that the carrying value of the machinery may not be recoverable.

Form 8-K filed August 24, 2016

3. We note your response to comments 6 and 7 of our letter dated April 25, 2017. Please confirm that you will provide the following disclosures:

●

Please include a specific statement disclosing the reasons why you believe that the presentation of your non-GAAP financial measure provides useful information to investors as well as the additional purposes, if any, for which you use the non-GAAP financial measure. Refer to Instruction 2 to Item 2.02 of the Form 8-K. It does not appear that these specific statements were provided;

●

Please provide clarifying disclosures related to what the adjustment to remove pension charges represents in the context of your pension accounting policy. For example, you should clarify in your disclosures how you account for these actuarial gains or losses in your historical financial statements;

●

Please provide a quantitative context for the actual and expected plan asset returns. Please expand your disclosures to explain that your non-GAAP financial measures reflect the expected return on plan assets, which you have disclosed, as a result of your non-GAAP financial measures removing the expense from actuarial gains or losses associated with your defined benefit plans; and

●	As you indicate in your response, pension obligations ultimately settle in cash. In this regard, please do not characterize the pension adjustment as “non-cash.”

Response

In response to bullet No. 1: The Company presents its financial statements in accordance with GAAP. However, in reviewing financial performance and managing the business, Company management uses non-GAAP financial measures which exclude unusual impacts to the financial statements. This is done so that the financial information is reflected on a comparable and consistent basis year over year so that business trends are more easily seen and understood. The reduction in the discount rate which caused the calculated pension benefit obligation to spike upward is such an unusual event and thus was excluded in the analysis provided on Form 8-K so that investors would be able to see the data considered important by management, which is the trend excluding the impact of the decrease in the discount rate.

In response to bullet No. 2: The Company uses fair value as the market-related value of plan assets and continues to recognize actuarial gains or losses within the corridor in other comprehensive income (loss) but instead of amortizing net actuarial gains or losses in excess of the corridor in future periods, such excess gains and losses, if any, are recognized in net periodic benefit cost as of the plan measurement date, which is the same as the fiscal year end of the Company (Mark To Market or MTM adjustment). This method is a permitted option (ASC 715-30-20) which results in immediate recognition of net actuarial gains and losses in excess of the corridor in net periodic benefit cost instead of in other comprehensive income (loss).   The MTM adjustments to net periodic benefit cost in the Company’s financial statements before the non-GAAP adjustment reflected on Form 8-K for 2016, 2015 and 2014 were $17.8 million, $1.3 million, and $0.4 million, respectively. In future 8-K filings the Company will clarify its related pension accounting policies.

In response to bullet No. 3: In calculating the pension benefit obligation adjustment for purposes of the non-GAAP pension adjustment on Form 8-K, the only difference was to calculate earnings excluding the impact of the significant reduction in the discount rate. No adjustment was made to other assumptions, including the expected return on plan assets or the rate of compensation increases, described in Footnote 12 of Form 10-K for the period ending June 30, 2016 impacting our pension net liability.

In response to bullet No. 4: The Company accepts the Staff’s comment that it should not characterize the pension adjustment as “non-cash.”

Sincerely,

/s/ Francis J. O’Brien

Francis J. O’Brien

Treasurer & Chief Financial Officer

The L. S. Starrett Company

121 Crescent Street

Athol, Massachusetts 01331

cc:	Scott Trenholm. Grant Thornton LLP
Steven Wilcox, Ropes & Gray LLP